CENTURION ENERGY INTERNATIONAL INC.

NEWS RELEASE DATED: January 30th, 2002

HANA DEEP -1 (HANA - 9) COMPLETED AS AN OIL PRODUCER

Centurion Energy International Inc. (TSE:CUX) announces that the Hana - 9 well has reached its targeted depth of 6,550 feet and has been completed as an oil producer from the Kareem formation, the producing zone in the Hana field. Centurion has a 30% working interest in the well.

The well encountered 45 feet of net oil pay (average porosity 26%) in the Kareem reservoir. Centurion has been advised by the field operator Tanganyika Oil that production tubing has been set and the well is expected to be on production as an oil producer within the next 10 days. Daily production rates will be reported as soon as they are available.

The well also targeted the deeper Rudeis sands which tested 33 degree API oil in the Hana 8 well. Unfortunately, the Rudeis formation in the Hana - 9 well was encountered lower than prognosis, dipping downward against a fault and as a result was penetrated below the oil/water contact.

Mobilization of the rig to the Hana South -1 location will commence over the next few days. The Hana South -1 well is scheduled to be drilled to an approximate depth of 6,000 feet to test the Kareem and Upper Rudeis reservoirs in a structure immediately adjacent to the south of the Hana field. This structure is potentially an extension of the main Hana structure

The Hana field currently producing 1,200 bopd of 26 degree API oil from the Kareem reservoir is part of the West Gharib Concession which encompasses over 468,000 acres, onshore, flanking the Gulf of Suez for 120 kilometers. Centurion has a 30% working interest in the Hana field and the West Gharib Concession.

Certain statements in this News Release constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward looking statements involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements.

For More Information:
Said S. Arrata, President and CEO, or
Barry W. Swan, Senior Vice President, Finance and CFO
Tel: (403) 263-6002 / Fax: (403) 263-5998
E-mail: info@centurionenergy.com
Web: http://www.centurionenergy.com